Exhibit 99.5

QUALITY INDUSTRIAL CORP.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30, 2024 Unaudited	December 31, 2023 Audited
ASSETS
Current Assets
Cash & Cash Equivalents	$221,627	$2,492
Inventory	1,112,230	-
Accounts Receivable	2,347,060	-
Deposits, Advances & Prepayments	665,898	-
Other Current Assets	2,000,000	2,000,000
Total Current Assets	6,346,815	2,002,492

Non-Current Assets
Related Party Receivables	1,943,472	333,133
Long Term Investments	-	6,500,000
Property, Plant and Equipment	67,200	-
Right-of-Use assets	224,040	-
Goodwill	8,479,222	-
Total Non-current Assets	10,713,934	6,833,133
Total Assets	17,060,749	8,835,625
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable	1,124,987	166,577
	-	-
Operating Lease Liabilities	69,490	-
Convertible Notes, net of discount	2,625,922	2,310,109
Other Payables - Current	5,753,149	5,379,554
Other Current Liabilities	549,586	235,886
Total Current Liabilities	10,123,134	8,092,126

Non-Current Liabilities
Operating Lease Liabilities – Non-Current Portion	163,731	-
Other Payables – Long-term	4,820,706	-
Total Long-Term Liabilities	4,984,437	0
Total Liabilities	15,107,571	8,092,126
Stockholders’ Equity
Preferred stock; $0.001 par value; 1,000,000 shares authorized; 20,000 and 0 shares issued and outstanding as of as of September 30, 2024, and December 31, 2023, respectively	20	-
Common stock; $0.001 par value; 200,000,000 shares authorized; 119,659,784 and 127,129,694 shares issued and outstanding as of September 30, 2024, and December 31, 2023, respectively	119,662	127,132
Additional paid-in capital	17,889,959	17,248,964
Accumulated Deficit	(16,787,119)	(16,632,597)
Noncontrolling interest	730,656	-
Total stockholders’ Equity	1,953,178	743,499
Total liabilities and stockholders’ Equity	$17,060,749	$8,835,625

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QUALITY INDUSTRIAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended		For the Nine Months Ended
	30-Sep-24 Unaudited	30-Sep-23 Unaudited	30-Sep-24 Unaudited	30-Sep-23 Unaudited

Revenue	$2,662,050		$5,979,256	$

Cost of revenues	1,581,288	-	3,649,996		-

Gross profit	1,080,762	-	2,329,260		-

Operating expenses
Professional fees	205,815	130,708	288,386		243,069
General and administrative	981,768	1,679,225	1,810,376		3,188,383
Total operating expenses	1,187,583	1,809,933	2,098,762		3,431,452

Income (loss) from operations	(106,821)	(1,809,933)	230,498		(3,431,452)

Other (income) expenses
Interest expense	140,833	129,336	306,684		174,574
Other Income		0	(427,554)		0
Total other (income) expense, net	140,833	129,336	(120,870)		174,574

Net Income (Loss) before Provision of Income Tax	(247,654)	(1,939,269)	351,368		(3,606,026)
Corporate Income Tax	36,096	0	79,985		0
Net Income (Loss)	(283,750)	(1,939,269)	271,383		(3,606,026)
Less: net income attributable to noncontrolling interest	185,357	-	425,905		-
Net income (loss) attributable to QIND stockholders	$(469,107)	(1,939,269)	$(154,522)		(3,606,026)

Weighted average common shares outstanding	130,785,139	118,283,503	130,785,139		118,283,503

Net income (loss) per common share - basic and diluted	$(0.00)	(0.02)	(0.00)		(0.03)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QUALITY INDUSTRIAL CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(UNAUDITED)

For the Nine Months Ended September 30, 2024

	Preferred Stock		Common Stock		Additional Paid-in	Minority	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Interest	Deficit	Equity
Balance, December 31, 2023	—	—	127,129,694	127,132	17,248,964		(16,632,597)	743,499
Common stock issued for conversion of notes	—	—	896,809	897	48,603	—		49,500
Minority Interest	—	—	—	—	—	1,464,816	—	1,464,816
Net Income	—	—	—	—	—	0	206,690	206,690
Balance, March 31, 2024	—	—	128,026,503	128,029	17,297,567	1,464,816	(16,425,907)	2,464,505
Common stock issued for services	—	—	650,000	650	48,975	—	—	49,625
Common stock issued as commitment fees	—	—	500,000	500	23,676	—	—	24,176
Common stock issued for conversion of notes and accrued interest	—	—	4,310,186	4,310	151,533	—	—	155,863
Cancellation of shares for transfer of assets	—	—	(480,000)	(480)	(47,520)	—	—	(48,000)
Minority Interest	—	—				(1,166,414)		(1,166,414)
Net Income	—	—				240,548	107,895	348,443
Balance, June 30, 2024			133,006,691	133,009	17,474,251	538,950	(16,318,012)	1,828,198
Common stock issued for conversion of notes and accrued interest			2,653,093	2,653	116,229			118,882
Common stock cancelled			(20,000,000)	(20,000)				(20,000)
Series B shares issued	20,000	20			19,980			20,000
Common stock issued as staff compensation			1,000,000	1,000	64,000			65,000
Common stock issued as commitment			2,500,000	2,500	185,000			187,500
Common stock issued for services			500,000	500	30,499			30,999

Minority Interest	—	—				6,349		6,349
Net Income	—	—				185,357	(469,107)	(283,750)

Balance, September 30, 2024	20,000	20	119,659,784	119,662	17,889,959	730,656	(16,787,119)	1,953,178

For the Nine Months Ended September 30, 2023

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2022	—	—	102,883,709	102,886	12,174,975	(12,470,800)	(192,939)
Common stock issued for cash	—	—	—	—	—	—	—
Imputed Interest	—	—	—	—	—	—	—
Net Loss	—	—	—	—	—	(84,536)	(84,536)
Balance, March 31, 2023	—	—	102,883,709	102,886	12,174,975	(12,555,336)	(277,475)
Common stock issued for services			1,693,256	1,693	721,042		722,735
Common stock issued as staff compensation			10,000,000	10,000	711,000		721,000
Net Income						(1,582,221)	(1,582,221)
Balance, June 30, 2023	—	—	114,576,965	114,579	13,607,017	(14,137,557)	(415,961)
Common stock issued for cash	—	—	6,410,971	6,411	1,993,589	—	2,000,000
Common stock issued for services	—	—	300,000	300	125,700	—	126,000
Common stock issued as staff compensation	—	—	5,600,000	5,600	1,506,400	—	1,512,000
Net Income						(1,939,269)	(1,939,269)
Balance, September 30, 2023	—	—	126,887,936	126,890	17,232,706	(16,076,826)	1,282,770)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QUALITY INDUSTRIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	September 30, 2024	September 30, 2023
Cash flows from operating activities
Loss for the period	271,383	(3,606,026)

Adjustment to reconcile net gain (loss) to net cash
Finance cost	306,684	174,574
Non-Cash Stock Compensation Expense	0	0
Stock issued for Services	104,125	0
Amortization	0	0
Commitment fees	0	847,192
Corporate Income Tax Expense	79,985	0
Depreciation-PPE	58,880	0
Other income	(427,554)	0
Discount on convertible Notes	24,723	39,872
Changes in Assets and Liabilities, net
Current Assets	(4,125,188)	(347,081)
Other Current Liabilities	2,031,008	99,390
Net cash (used in) provided by operating activities	(1,675,954)	(2,792,079)

Cash flows from investing activities
Addition of Fixed Assets	(126,080)	0
Right of use Assets	(224,040)	0
Changes in Non-current assets	(3,589,561)	(500,000)
Changes in Non-Current Liabilities	4,820,706	970,000
Net cash used in investing activities	881,025	470,000

Cash flows from financing activities

Common Stock issued	(7,470)	11,693
Lease Finance	163,731	0
Preferred Stock Issued	20	0
Finance cost	(306,684)	0
Discount on convertible Notes	0	0
Additional Paid-up Capital	640,995	1,432,042
Changes in Retained Earnings & MI	523,472	880,487
Note converted	0	0
Net cash generated from financing activities	1,014,064	2,324,222

Net increase/(decrease) in cash and cash equivalents	219,135	2,143
Cash and cash equivalents at the beginning of the period	2,492	3,136
Cash and cash equivalents at end of the period	221,627	5,279

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QUALITY INDUSTRIAL CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1: OUR HISTORY

The Company was incorporated in the state of Nevada under the name Sensor Technologies, Inc. on May 4, 1998. In March 2006 the Company changed its name to Bixby Energy Systems Inc. In September 2006, the Company changed its name to Power Play Development Corporation. In April 2007, the Company changed its name to National League of Poker, Inc. In October 2007 the Company changed its name back to Power Play Development Corporation. In October 2011 the Company changed its name to Bluestar Technologies, Inc. In March 2018, the Company then changed its name to Wikisoft Corp.

In May 2016, the Company’s Board of Directors terminated the services of all prior officers and directors and the board appointed Robert Stevens as the Board Appointed Receiver for the Company. This was a private receivership where the receiver was appointed by the board to act on behalf of the Company and no court filings were ever made in connection with the receivership. On April 16, 2019, in connection with the Merger described below, Robert Stevens resigned from all of his positions with the Company and the board-appointed receivership was concluded. At that time Rasmus Refer was appointed as the Company’s CEO and Director, and he resigned from such positions in August and November 2020, respectively. On August 31, 2020, Carsten Kjems Falk was appointed as CEO, and Paul C Quintal was on December 1, 2021, appointed as the sole director of the Company.

On April 11, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WikiSoft Acquisition Corp., a Delaware corporation which was then the Company’s wholly owned subsidiary (“Merger Sub”) and WikiSoft Corp., a privately held Delaware corporation (“WikiSoft DE”). In connection with the closing of this merger transaction, Merger Sub merged with and into WikiSoft DE (the “Merger”) on April 24, 2019. Pursuant to the Merger, the Company acquired WikiSoft DE which then became its wholly owned subsidiary.

On March 19, 2020, the Company entered into an Agreement and Plan of Merger (the “Short Form Merger Agreement”) with WikiSoft DE, pursuant to which it was agreed that the Company would merge with and into WikiSoft DE, with the Company surviving. Thereafter, on March 25, 2020, WikiSoft DE merged with and into the Company, with the Company (i.e., WikiSoft Corp. - the NV corporation) surviving pursuant to a Certificate of Ownership and Merger filed in with Delaware Secretary of State, whereby the then wholly owned subsidiary (WikiSoft DE) merged with and into the Company, with the Company surviving. On March 25, 2020, the Company filed Articles of Conversion in Nevada, whereby the then subsidiary (WikiSoft DE) merged with and into the Company, with the Company surviving. Prior to the Merger, the Company did not have any business operations, and at the closing of the Merger, the Company’s business was as described in detail below.

Wikisoft Corp. had a vision to become one of the largest portals of information for businesses and business professionals. Built on open-source software, the portal wikiprofile.com, was initially launched in January 2018, and the portal was relaunched in June 2021.

We changed ownership on May 28, 2022, when ILUS at the time, acquired 77.4% of the outstanding shares in our Company. Consequently, ILUS is now able to unilaterally control the election of our board of directors, all matters upon which shareholder approval is required and, ultimately, the direction of our Company. Also, during the year, Mr. Nicolas Link, beneficial owner of ILUS, was appointed as our Executive Chairman of the Board, Mr. John-Paul Backwell was appointed as our Chief Executive Officer and Mr. Carsten Falk resigned as our Chief Executive Officer and was appointed as our Chief Commercial Officer.

In line with the change in control and business direction, our Company changed its name to Quality Industrial Corp. with the ticker QIND, with a market effective date of August 4, 2022. As a result of these transactions, Quality Industrial Corp. is a public company focused on the industrial, oil & gas and utility sectors and a subsidiary to ILUS. The Company filed articles of merger with the Secretary of State of Nevada in order to effectuate a merger with our wholly owned subsidiary, Quality Industrial Corp. Shareholder approval was not required under Section 92A.180 of the Nevada Revised Statutes. As part of the merger, our board of directors authorized a change in our name to “Quality Industrial Corp.” and our Articles of Incorporation have been amended to reflect this name change. Our common stock trades under the symbol “QIND.”

After ILUS acquired control of QIND, on May 28, 2022, ILUS signed a binding letter of intent on June 28, 2022, for the Company to acquire control of Quality International, an international process manufacturing company, manufacturing custom solutions for the oil & gas, petrochemical & refinery, chemical & fertilizer, power & desalination, water & wastewater, and offshore industries.

On March 9, 2023, we changed the SIC code of the Company to SIC 3590 - Misc. Industrial & Commercial Machinery and Equipment to reflect the new business direction.

On March 27, 2024, the Company signed a definitive Share Purchase Agreement with Al Shola Gas LLC (“ASG” or the “ASG Acquisition”). ASG is an Engineering and Distribution Company in the LPG Industry in the U.A.E. and was established in 1980. The company are one of the leading suppliers & contractors of LPG centralized pipeline systems. Al Sholas gas LLC has been consolidated since acquired on March 27, 2024.

On April 1, 2024, after several failed effort negotiations with the purpose of restructuring the deal and obtaining information from the selling shareholders of Quality International, the QI Purchase Agreement with Quality International was terminated by Quality International and subsequently the Board of Directors of the Company approved the cancellation of the agreement with Quality International Co Ltd FZC signed on January 18, 2023, and amended on July 27, 2023. Quality International Co Ltd FZC is no longer consolidated with our financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation and Principles of consolidation

The accompanying consolidated financial statements represent the results of operations, financial position, and cash flows of QIND, and all of its majority-owned and controlled subsidiary are prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). The accounts of ASG have been included since acquired on March 27, 2024. All significant inter-company accounts and transactions have been eliminated.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) for interim financial information. It is management’s opinion that the accompanying unaudited condensed consolidated financial statements are prepared in accordance with instructions for Form 10-Q and include all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of the results for the periods presented. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the Annual Report on Form 10-K of Quality Industrial Corp. as of and for the year ended December 31, 2023, filed with the SEC on April 8, 2024. The results of operations for the Nine months ended September 30, 2024, are not necessarily indicative of the results to be expected for the full year or for future periods.

Use of estimates

A critical accounting estimate is an estimate that: (i) is made in accordance with generally accepted accounting principles, (ii) involves a significant level of estimation uncertainty and (iii) has had or is reasonably likely to have a material impact on the Company’s financial condition or results of operations.

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and judgments that affect reported amounts and related disclosures. On an ongoing basis, management evaluates and updates its estimates. Management employs judgment in making its estimates but they are based on historical experience and currently available information and various other assumptions that the Company believes to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from those estimates. Management believes that its judgment is applied consistently and produces financial information that fairly depicts the results of operations for all periods presented.

Significant estimates include estimates used to review the Company’s, impairments and estimations of long-lived assets, revenue recognition of contract-based revenue, allowances for uncollectible accounts, and the valuations of non-cash capital stock issuances. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Accounts receivable

Accounts receivables are recorded at the invoice amount less an allowance for credit losses. The allowance is an estimate based on historical collection experience, current and future economic and market conditions, and a review of the current status of each customer’s trade accounts receivable. Management evaluates the aging of the accounts receivable balances and the financial condition of its customers and all other forward-looking information that is reasonably available to estimate the amount of accounts receivable that may not be collected in the future and before recording the appropriate provision.

The duration of such receivables extends from 30 days to beyond 90 days. Payments are received only when a project is completed, and approvals are obtained. Provisions are created based on the estimated irrecoverable amounts determined by referring to past default experience and future economic and market conditions.

Inventories

In accordance with ASC 330, the Company states inventories at the lower of cost or net realizable value. Cost, which includes material, labor and overhead, is determined on a first-in, first-out basis. The Company makes adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolete, zero usage or impaired balances. Factors influencing these adjustments include changes in market demand, product life cycle and engineering changes.

Property, Plant & Equipment

Property, Plant and Equipment are recorded at cost, except when acquired in a business combination where property, plant and equipment are recorded at fair value. Depreciation of property, plant and equipment is recognized over the estimated useful lives of the respective assets using the straight-line method. The estimated useful lives are as follows:

Property, Plant and Equipment	Years
Machinery	5 – 15
Vehicles	5 – 10
Furniture, Fixtures & Office Equipment	3 – 5

Expenditures that extend the useful life of existing property, plant and equipment are capitalized and depreciated over the remaining useful life of the related asset. Expenditures for repairs and maintenance are expensed as incurred. When property, plant and equipment are retired or sold, the cost and related accumulated depreciation is removed from the Company’s balance sheet, with any gain or loss reflected in operations.

Depreciation expense for the three months ended September 30, 2024, and 2023 was $19,694 and $0, respectively. Depreciation expense for the Nine months ended September 30, 2024, and 2023 was $58,880 and $0, respectively.

Deposits

Advances have been paid to the suppliers and subcontractors in the ordinary course of business for the procurement of specialized material and equipment required in the process of designing, engineering and installing Central Gas distribution and monitoring systems. The Company is engaged in the design, engineering, supply and monitoring of Central Gas systems supplying and installing equipment such as pressure regulators, pipelines, safety equipment, tapping points, metering units, valves and storage tanks. To undertake these projects, the Company is required to make upfront investments in materials and machinery. These projects involve many processes and take substantial time to complete. We estimate that the deposit will be utilized in the next 12 months, however, some will only be returned upon cancellation such as office lease deposit, internet and utilities.

End-of-service benefits

Employee end-of-service benefits in our subsidiary Al Shola Gas amounting to $1134,884 as of September 30, 2024, are provided to employees, in the UAE when they leave a job. Eligibility begins after one year of continuous service and varies based on contract type and length of service. These liabilities are included in other current liabilities on the accompanying consolidated balance sheet.

Employee end of service benefits Al Shola Gas	September 30, 2024 (unaudited)
Balance at Beginning	154,261
Add: charge for the period	88,236
Less: Settlement for the period	(107,613)
Balance at the end of the period	134,884

Goodwill

Goodwill represents the cost of acquired companies in excess of the fair value of the net assets at the acquisition date and is subject to annual impairment. Goodwill is the excess of the purchase price paid for an acquired entity and the amount of the price not assigned to acquired assets and liabilities. It arises when an acquirer pays a high price to acquire a business. This asset only arises from an acquisition, and it cannot be generated internally. Goodwill is an intangible asset, and so is listed within the long-term assets section of the acquirers’ balance sheet.

The Company accounts for business combinations by estimating the fair value of consideration paid for acquired businesses and assigning that amount to the fair values of assets acquired and liabilities assumed, with the remainder assigned to goodwill. If the fair value of assets acquired and liabilities assumed exceeds the fair value of consideration paid, a gain on bargain purchase is recognized. The estimates of fair values are determined utilizing customary valuation procedures and techniques, which require us, among other things, to estimate future cash flows and discount rates. Such analyses involve significant judgments and estimations.

The Company follows the guidance prescribed in Accounting Standards Codification (“ASC”) 350, Goodwill and Other Intangible Assets, to test goodwill and intangible assets for impairment annually if an event occurs or circumstances change which indicates that its carrying amount may not exceed its fair value.

Fair value of financial instruments

The carrying value of cash, accounts payable, warrants, accrued expenses, and debt, short term as well as long term, is recorded at fair value. Management believes the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

●	Level 1. Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

●	Level 2. Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily available pricing sources for comparable instruments.

●	Level 3. Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own beliefs about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606).

The principal activity of the Company is to engage in general trading, manufacturing and fabrication or steel and steel products and mainly manufacturing of pressure vessels, tanks, heat exchangers and construction of storage tanks and piping. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company has generally concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

Stock-based compensation

The Company recognizes all stock-based compensation using the fair value provisions prescribed by ASC Topic 718, Compensation - Stock Compensation. Accordingly, compensation costs for awards of stock-based compensation settled in shares are determined based on the fair value of the share-based instrument at the time of grant and are recognized as expense over the vesting period of the share-based instrument, net of estimated forfeitures.

In accordance with ASC 718, the Company will generally apply the same guidance to both employee and non-employee share-based awards. However, the Company will also follow specific guidance for share-based awards to non-employees related to the attribution of compensation cost and the inputs to the option-pricing model for expected term. Non-employee share-based payment equity awards are measured at the grant-date fair value of the equity instruments, similar to employee share-based payment equity awards.

The Company calculates the fair value of option grants and warrant issuances utilizing the Binomial pricing model. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeiture” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expenses for the period. In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee termination patterns. The resulting stock-based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 260-10 “Earnings Per Share,” which provides for the calculation of “basic” and “diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is anti-dilutive.

Particulars	Three Months Ended September 30, 2024 (unaudited)	Three Months Ended September 30, 2023 (unaudited)	Nine Months Ended September 30, 2024 (unaudited)	Nine Months Ended September 30, 2023 (unaudited)
Basic and diluted EPS*
Numerator
Net income/(loss)	(283,750)	(1,939,269)	271,383	(3,606,026)
Net Income attributable to common stockholders	(469,107)	(1,939,269)	(154,522)	(3,606,026)
Denominator
Weighted average shares outstanding	130,785,139	118,283,503	130,785,139	118,283,503
Number of shares used for basic EPS computation	130,785,139	118,283,503	130,785,139	118,283,503
Basic EPS	(0.00)	(0.02)	(0.00)	(0.03)
Number of shares used for diluted EPS computation*	139,659,784	118,533,503	139,659,784	118,283,503
Diluted EPS	(0.00)	(0.02)	(0.00)	(0.03)

*	Includes 250,000 issued warrants and 20,000 series B stock converting at 1:1000.

Income taxes

The Company accounts for income tax positions in accordance with Accounting Standards Codification Topic 740-10-50, “Income Taxes” (“ASC Topic 740”). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There was no material impact on the Company’s financial position or results of operations as a result of the application of this standard. Deferred tax assets have not been created the majority of the company’s income belongs to the subsidiary, which is registered in an income tax-free jurisdiction since any losses incurred cannot be utilized in the future, rendering deferred tax assets irrelevant, The profits of a foreign subsidiary corporation are ordinarily not subject to tax in the United States as in accordance with the general Internal Revenue Service rule, foreign subsidiaries are not considered U.S. corporations even if they are wholly owned.

Recently issued accounting pronouncements

The Company has evaluated all other recent accounting pronouncements and believes that none of them are expected to have a material effect on the Company’s financial position, results of operations, or cash flows.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to stockholders.

Lease liabilities

The Company accounts for leases under ASC Topic 842, Leases (Topic 842). Under Topic 842, at the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include, if any, the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate.

The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments, or a change in the assessment to purchase the underlying asset.

The Company’s subsidiary, Al Shola Gas, has entered into commercial vehicles. These leases generally have a lease term of 4 years. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets. There are no restrictions placed upon the Company by entering into these leases. The Company also has leases with terms of 12 months or less which the Company has elected to not apply Topic 842 to short-term leases.

The Company has a Lease arrangement for which the liability has been recorded separately. The Company determines whether an arrangement contains a lease at inception. A lease liability and corresponding right of use (ROU) asset are recognized for qualifying leased assets based on the present value of fixed and certain index-based lease payments at lease commencement.

The Company’s obligations under its leases are secured by the lessor’s title to the leased assets. There are no restrictions placed upon the Company by entering into these leases. The Company determines if an arrangement is or contains a lease at contract inception and recognizes an ROU asset and a lease liability based on the present value of fixed, and certain index-based lease payments at the lease commencement date. Variable payments are excluded from the present value of lease payments and are recognized in the period in which the payment is made.

The Company generally uses its incremental borrowing rate as the discount rate for measuring its lease liabilities, as the Company cannot determine the interest rate implicit in the lease because it does not have access to certain lessor-specific information. Lease expense is recognized on a straight-line basis over the lease term. The Company does not have significant finance leases. The Company has elected not to separate payments for lease components from payments for non-lease components for all classes of leases.

When accounting for finance leases in accordance with ASC 842, the entity recognizes interest on the lease liability and amortization of the ROU asset in the income statement and classify payments of the principal portion of the lease liability as financing activities and payments of interest on the lease liability as operating activities.

Reclassifications

Certain reclassifications have been made to the December 31, 2023, balance sheet to conform to the September 30, 2024, presentation. These reclassifications had no impact on the net loss or loss per share as previously reported.

NOTE 3. GOING CONCERN

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the consolidated financial statements are issued and determined. The Company’s ability to continue as a going concern is dependent on the Company’s ability to continue to generate sufficient revenues and raise capital within one year from the date of filing.

QIND has planned future acquisitions, and we intend to disclose these acquisitions, as they happen, in our ongoing reports with the Securities and Exchange Commission. Over the next twelve months, management plans to use borrowings and security sales to mitigate the effects of cash flow deficits; however, no assurance can be given that debt or equity financing, if and when required, will be available.

NOTE 4. CURRENT ASSETS

Cash and Cash Equivalents

For purposes of the statements of cash flows, in accordance with ASC 230-10-20, the Company considers all highly liquid investments and short-term debt instruments with original maturities of three months or less to be cash equivalents. The Company held no cash equivalents as of September 30, 2024, and December 31, 2023. There were $221,627 and $2,492 in cash and cash equivalents as of September 30, 2024, and September 30, 2023, respectively.

	September 30, 2024	December 31, 2023
Cash and Cash Equivalents
Cash in hand	70,790	2,389
Cash at bank	150,837	103
Total	$221,627	$2,492

Accounts Receivables

Accounts receivable arises from our subsidiary Al Shola Gas consolidated as of March 31, 2024. The duration of such receivables extends from 30 days to beyond 90 days. Payments are received only when a project is completed, and approvals are obtained. Provisions are created based on the estimated irrecoverable amounts determined by referring to past default experience.

Accounts Receivables Ageing Al Shola Gas	September 30, 2024 (unaudited)
1-30 days	659,891
31-60 days	376,289
61-90 days	335,287
+90 days	975,593
Total	$2,347,060

Other Current Assets

On August 25, 2023, the Company issued 6,410,971 shares of our common stock to Artelliq Software Trading for $2,000,000 pursuant to a share purchase and buyback agreement signed on August 21, 2023. The $2,000,000 was paid to Quality International as a tranche payment under the amended purchase agreement.

NOTE 6. NON-CURRENT ASSETS

Related Party Receivables

As of September 30, 2024, and December 31, 2023, the Company had amounts due from Ilustrato Pictures International, Inc. (“ILUS”), a majority shareholder of the Company, of $1,943,472 and $333,133, respectively. As of September 30, 2024, $443,472 is related to an intercompany loan agreement executed by and between the Company and ILUS on June 15, 2022. The maximum principal amount to be borrowed by either party from each other under the agreement is $1,000,000. The purpose of the agreement is to provide for working capital to either the Company or ILUS through cash advances on an unsecured basis requested by either party at any time and from time to time in amounts of up to $100,000 and the agreement shall automatically be renewed for successive one-year terms after that unless terminated. The intercompany loan agreement has a term of one year from the date of execution and all cash advances mature and become payable on the termination date. Any unpaid principal accrues simple interest from the date of each cash advance until payment in full at a rate equal to 1% per annum. The remaining $1,500,000 relates to an asset purchase agreement the Company signed on June 21, 2024, with Ilustrato Pictures International Inc. to acquire the long-term investment of $1,500,000 in Quality International. ILUS has agreed to reimburse the Company for the $1,500,000 invested into Quality International that was subsequently canceled and not returned.

Long Term Investments

As of September 30, 2024, and December 31, 2023, Long Term investments were $0 and $6,500,000, respectively.

On July 27, 2023, our Company borrowed from Mahavir Investments Limited the principal amount of $3,000,000 (the “Mahavir Loan”). The Mahavir Loan bore interest at 20% per annum, payable in nine tranches. We had the right to prepay the Mahavir Loan at any time. The loan matured on April 30, 2024. The $3,000,000 was paid to Quality International as a tranche payment of the amended purchase agreement in connection with an investment.

On August 25, 2023, the Company issued to Artelliq Software Trading 6,410,971 shares of our common stock for $2,000,000 pursuant to a share purchase and buyback agreement signed on August 21, 2023. The $2,000,000 was paid to Quality International as a tranche payment of the amended purchase agreement.

The loan agreements with Mahavir and Artelliq were unwound with the cancellation of the agreement with Quality International and was not an obligation of the Company as of March 31, 2024, including accrued interest. The liability balances were charged against the investment as part of the cancellation with Quality International on April 1, 2024.

Goodwill

The Company acquired a 51% interest in Al Shola Gas on March 27, 2024, with the issuance of $9,000,000 note payable and $1,000,000 in cash. The note payable is due as follows: $9 million in National Exchange listed stock or cash to be paid to Seller. Payment in eight quarterly tranches over 24 months, beginning from the first quarter following uplist to a National Exchange. Stock value is to be protected by a make whole agreement/s and each tranche is subject to a mutually agreed 12-month leak-out agreement. Within 12 months of closing and at the soonest possible time, $1 million cash payment to the Seller.

The Company acquired 51% of Al Shola Gas LLC for $10,000,000 and now owns 51% of the Net Assets of Al Shola Gas. The net assets of Al Shola Gas were $2,981,918 on March 31, 2024, of which $1,520,778 (51%) is owned by QIND. The remaining $1,461,140 (49%) of net assets are held by a minority interest or noncontrolling interest. The purchase price of $10,000,000 minus the net assets held by the Company in Al Shola Gas equating to $8,479,222 is part of the Company’s Goodwill. The noncontrolling interest has been presented separately on the accompanying consolidated balance sheet and statement of operations.

NOTE 7. CURRENT LIABILITIES

Accounts Payable

Accounts payable with a total of $1,124,987 as of September 30, 2024, include Trade and Other Payables in our subsidiary Al Shola Gas International amounting to $855,204 as of September 30, 2024.

Al Shola Gas Accounts Payables Ageing	September 30, 2024 (unaudited)
0-30 days	94,049
31-60 days	226,984
61-90 days	37,759
+90 days	766,195
Total	$1,124,987

Operating Lease Liabilities - Current

As disclosed, we acquired 51% of the outstanding shares of ASG on March 27, 2024. In connection with this acquisition, we acquired right-of-use assets of $224,040 and operating lease liabilities of $233,221 associated with lease agreements with a term extending beyond twelve months for vehicles. These acquired operating leases were valued on the date of acquisition using the present value of the lease payments remaining from the date acquired and an estimated incremental borrowing rate of 8%. During the three and nine months ended September 30, 2024, we recognized rent expense of $55,861.

Convertible Notes

On August 3, 2022, the Company issued a two-year convertible promissory note in the principal amount of $1,100,000 to RB Capital Partners Inc. The Note bears interest at 7% per annum. The Company has the right to prepay the Note at any time. All principal on the Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share.

On March 17, 2023, the Company issued a two-year convertible promissory note in the principal amount of $200,000 to RB Capital Partners Inc. The Note bears interest at 7% per annum. The Company has the right to repay the Note at any time. All principal on the Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share.

On May 23, 2023, the Company issued to Jefferson Street Capital LLC a one-year convertible promissory note in the principal amount of $220,000 (the “Jefferson Note”). The Jefferson Note bears interest at 7% per annum. The Company has the right to prepay the Note at any time. All principal on the Jefferson Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $0.35 per share. During the six months ended September 30, 2024, the lender elected to convert an aggregate of $100,000 of principal into 2,697,315 shares of common stock.

On July 31, 2023, the Company issued to 1800 Diagonal Lending Ltd. a promissory note in the principal amount of $174,867 (the “Diagonal Lending Note”). The Diagonal Lending Note had a one-time interest amount of $22,732. The Company will prepay the Diagonal Lending Note in nine monthly payments each in the amount of $21,955.45. The promissory note matures on February 28, 2024, with a total payback to the Holder of $197,599. All principal on the Diagonal Lending Note is convertible into shares of our common stock in the event of default with a conversion price of 65% multiplied by the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the Conversion Date. The note has been repaid in full.

On August 15, 2023, the Company issued to 1800 Diagonal Lending Ltd. a promissory note in the principal amount of $118,367 (the “Diagonal Lending Note”). The Diagonal Lending Note had a one-time interest amount of $15,387.71. The Company will prepay the Diagonal Lending Note in nine monthly payments each in the amount of $14,861.64. The promissory note matures on May 30, 2024, with a total payback to the Holder of $133,754.71 All principal on the Diagonal Lending Note is convertible into shares of our common stock in the event of default with a conversion price of 65% multiplied by the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the Conversion Date. The note has been repaid in full.

On June 16, 2023, the Company issued to Sky Holdings Ltd. a six-month convertible promissory note in the principal amount of $550,000. The Note bears interest at 7% per annum. The Company has the right to prepay the Note at any time. All principal on the Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $0.35 per share. On May 16, 2024, the promissory note was amended to have a conversion price equal to $0.0375 per share. During the six months ended September 30, 2024, the lender elected to convert $77,000 of principal and $35,863 of accrued interest into 3,009,680 shares of common stock at a conversion price of $.0375.

On December 20, 2023, the Company issued a two-year convertible promissory note in the principal amount of $100,000 to RB Capital Partners Inc. The Note bears interest at 10% per annum. The Company has the right to prepay the Note at any time. All principal on the Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share.

On December 20, 2023, the Company issued a one-year convertible promissory note in the principal amount of $100,000 to Sean Levi. This Convertible Promissory Note (the “Note”) shall bear a minimum of Twenty percent (20%) interest which will be payable within 5 business days from when the company receives the IPO funding, and thereafter Fifteen percent (15%) per annum will be charged. The Note is for 1 year and cannot be converted until (6) months from the date first written above has passed. Fifty Percent (50%) of the value of this note in commitment shares to be issued at a 25% discount to the IPO price. These shares are to be issued upon uplist to the NYSE and must be held for six (6) months. If QIND does not uplist, then Holder will be issued 200% of the value of this note in QIND stock listed on the OTC Markets. Upon payment in full of the principal, this Note shall be surrendered to the Company for cancellation.

On January 18, 2024, we issued a convertible promissory note 1800 Diagonal Lending LLC in the principal amount of $174,867 and a one-time interest charge of $22,732. Accrued, unpaid Interest and outstanding principal, subject to adjustment, shall be paid in nine (9) payments each of $21,955 (a total payback to the Holder of $197,599). All principal on the Diagonal Lending Note is convertible into shares of our common stock in the event of default with a conversion price of 65% multiplied by the lowest Trading Price for the Common Stock during the ten (10) Trading Days before the Conversion Date. The note has been repaid in full.

On February 6, 2024, we issued a six-month convertible promissory note to Exchange Listing LLC in the principal amount of $35,000. The note is convertible into common stock at the rate of at a discount of thirty-five percent (35%) to the volume weight average trading (“VWAP”) of the Company’s common stock for the five (5) days before any conversion and bears 10% interest per annum. The maturity date shall be the earlier of (i) six (6) months from the Issue Date or upon completion of a listing of the Company on a Senior Exchange.

On March 12, 2024, we issued a convertible promissory note to 1800 Diagonal Lending LLC in the principal amount of $118,367 and a one-time interest charge of $15,387. Accrued, unpaid Interest and outstanding principal, subject to adjustment, shall be paid in nine (9) payments each in the amount of $14,861.56 commencing April 15, 2024 (a total payback to the Holder of $133,754). All principal on the Diagonal Lending Note is convertible into shares of our common stock in the event of default with a conversion price of 65% multiplied by the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the Conversion Date. The note has been repaid in full

On May 21, 2024, we issued a one-year convertible promissory note Jefferson Street Capital LLC in the principal amount of $71,500, with equal consecutive payments due monthly beginning on October 21, 2024, that is five (5) months from the Issue Date with the final payment due on February 21, 2025. The note is convertible into common stock at the rate of $0.03 and bears 10% interest per annum. The promissory note required 500,000 commitment shares to be issued. The relative fair value of these commitment shares of $24,179 was recorded as a debt discount and increase to additional paid-in capital. The discount will be amortized into interest expense over the term of the promissory note. As of September 30, 2024, the unamortized discount was approximately $21,000.

On July 3, 2024, we issued a convertible promissory note 1800 Diagonal Lending LLC in the principal amount of $179,400. A one-time interest charge of thirteen percent with a total of $23,322 was applied on the Issuance Date. The first payment shall be due August 15, 2024, with eight subsequent payments due on the 15th of each month thereafter. Accrued, unpaid Interest and outstanding principal, subject to adjustment, shall be paid in nine (9) payments each of $22,524.67 (a total payback to the Holder of $202,722). All principal on the Diagonal Lending Note is convertible into shares of our common stock in the event of default with a conversion price of 65% multiplied by the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the Conversion Date.

On September 20, 2024, we entered into a loan agreement with J.J. Astor & Co. The Note is the senior secured with a Principal Amount of $405,000, which shall be payable in forty weekly instalments of $10,125. The note converts at 80% of the average of the four lowest volume weighted average closing prices of Company Common Stock over the twenty (20) trading days immediately prior to each permitted conversion of the Note.

On September 25, 2024, we issued a convertible promissory note 1800 Diagonal Lending LLC in the principal amount of $115,000. A one-time interest charge of thirteen percent with a total of $14,950 was applied on the Issuance Date. The first payment shall be due October 30, 2024, with eight subsequent payments due on the 30th of each month thereafter. Accrued, unpaid Interest and outstanding principal, subject to adjustment, shall be paid in nine (9) payments each of $ $14,438.89 (a total payback to the Holder of $129,500). All principal on the Diagonal Lending Note is convertible into shares of our common stock in the event of default with a conversion price of 65% multiplied by the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the Conversion Date.

Certain convertible notes include original issuance discounts or other issuance type costs resulting in debt discounts upon execution. These discounts are amortized into interest expense over the term of the convertible note. During the three and six months ended September 30, 2024, amortization related to these discounts totaled $3,807 and $20,916, respectively, which has been reflected within interest expense on the consolidated statements of operations. As of September 30, 2024, total unamortized debt discounts were $148,397 which has been presented net of the convertible notes on the accompanying consolidated balance sheet.

A summary of these outstanding convertible notes and accrued interest is summarized below:

Debt & Interest Payable

Lender	Date of Issue	Maturity Date	Principal Amount	Paid	Converted	Outstanding	Interest
RB Capital Partners Inc.	3 Aug 2022	31 Dec 2024	1,100,000	-	-	1,100,000	166,636
RB Capital Partners Inc.	17 Mar 2023	16 Mar 2025	200,000	-	-	200,000	21,624
Jefferson	23 May 2023	31 Dec 2024	220,000	-	175,000	45,000	19,465
Sky Holdings	16 Jun 2023	31 Dec 2024	550,000	-	77,000	473,000	49,875
RB Capital Partners Inc.	21 Dec 2023	20 Dec 2024	100,000	-	-	100,000	7,802
Sean Levi	8 Jan 2024	8 Jan 2025	100,000	-	-	100,000	14,615
Exchange Listing LLC	6 Feb 2024	31 Dec 2024	35,000	-	-	35,000	2,280
Jefferson	21 May 2024	21 Feb 2025	71,500	-	-	71,500	2,595
1800 Diagonal Lending	3 Jul 2024	25 Apr 2025	179,400	39,456	-	139,944	5,706
1800 Diagonal Lending	25 Sep 2024	30 Jun 2025	115,000	-	-	115,000	206
J.J. Astor & Co	25 Sep 2024	30 Jun 2025	405,000	10,125	-	394,875	-

Less: Interest Paid							(50,760)
Total			3,075,900	49,581	252,000	2,774,319	240,042

Discount on Convertible Notes

Lender	Date of Issue	Maturity Date	Discount
1800 Diagonal Lending	18 Jan 2024	30 Oct 2024	20,117
1800 Diagonal Lending	12 Mar 2024	15 Dec 2024	13,617
Jefferson	21 May 2024	21 Feb 2025	6,500
J.J. Astor & Co	20 Sep 2024	4 Jul 2025	105,000
1800 Diagonal Lending	25 Sep 2024	30 Jun 2025	15,000
1800 Diagonal Lending	3 Jul 2024	25 Apr 2025	23,400
Jefferson Capital (JC)	21 May 2024	21 Feb 2025	24,179

Less: Amortized			(59.416)

Balance as of September 30, 2024			148,397

Options and Warrants

In accordance with ASC 470, warrants have been classified as a liability and recorded at their fair value.

On April 19, 2023, the Company issued a common share purchase warrant to Exchange Listings LLC (the “Exchange Common Share Purchase Warrant”). The holder is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date of issuance hereof, to purchase from the Company, 200,000 of the Company’s common shares (whereby such number may be adjusted from time to time pursuant to the terms and conditions of the Exchange Common Share Purchase Warrant) at the exercise price of $0.58, per share then in effect.

On May 23, 2023, the Company issued a common share purchase warrant to Jefferson Street Capital LLC (the “Jefferson Common Share Purchase Warrant”). The holder is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date of issuance hereof, to purchase from the Company, 50,000 of the Company’s common shares (whereby such number may be adjusted from time to time pursuant to the terms and conditions of the Jefferson Common Share Purchase Warrant) at the exercise price of $3.50, per share then in effect.

Other Payables - Current

In connection with the ASG Acquisition, we acquired bank debt totaling approximately $566,805. As of September 30, 2024, total current borrowings outstanding were $246,099.

The Company acquired a 51% interest in Al Shola Gas on March 27, 2024, with the issuance of a $9,000,000 note payable and $1,000,000 in cash. The note payable is due as follows: $9 million in National Exchange listed stock or cash to be paid to Seller of which 5,500,000 is the current portion.

Other Payables - Current	September 30, 2024 (unaudited)	December 31, 2023
Mahavir Loan	0	3,235,000
Artelliq loan	0	2,144,554
Payable Al Shola Gas	5,500,000
Other payables	253,149
Total	$5,753,149	$5,379,554

Other Liabilities - Current

Other Current Liabilities	September 30, 2024	December 31, 2023
Accrued Interest on Convertible note	240,042	154,032
Payroll Liabilities COO*	73,675	52,354
Audit fee provision	21,000	29,500
Retirement benefits	134,884	0
Corporate Tax payable	79,985	0
Total	549,586	235,886

*	Excludes $7,500 recorded under other payables.

NOTE 8. NON-CURRENT LIABILITIES

Operating Lease Liabilities - Non-Current portion

As disclosed, we acquired 51% of the outstanding shares of ASG on March 27, 2024. In connection with this acquisition, we acquired right-of-use assets of $222,730 and operating lease liabilities of $229,359 associated with lease agreements with a term extending beyond twelve months for vehicles. These acquired operating leases were valued on the date of acquisition using the present value of the lease payments remaining from the date acquired and an estimated incremental borrowing rate of 8%. During the three and six months ended September 30, 2024, we recognized rent expense of $3,367.

The following is a summary of future lease payments required under the lease agreements:

	DUSTER	X TRAIL	KICKS	URWAN	MICROBUS	SUNNY	ASX	YARIS	Renault	Total
Year 2024	1,392	1,440	1,412	4,417	3,716	2,234	1,238	1,014	2,040	18,902
Year 2025	4,404	6,055	8,879	18,576	15,627	9,393	5,207	4,265	8,578	80,983
Year 2026	4,770	6,558	9,616	20,118	16,924	10,173	2,295	1,120	9,290	80,862
Year 2027	1,676	4,074	6,850	8,868	7,460	6,320	0	0	10,061	45,307
Year 2028	0	0	0	0	0	0	0	0	7,167	7,167
	12,242	18,126	26,756	51,978	43,726	28,119	8,741	6,399	37,135	233,221

Supplemental Information

Weighted average remaining lease term (in years)	2.70
Weighted average discount rate	8%

Other Payables - Long term

In connection with the ASG Acquisition, we acquired bank debt totaling approximately $566,805. As of September 30, 2024, total long-term borrowings outstanding were $320,706.

The Company acquired a 51% interest in Al Shola Gas on March 27, 2024, with the issuance of $9,000,000 note payable and $1,000,000 in cash. The payable is due as follows: $9 million in National Exchange listed stock or cash to be paid to Seller of which 4,500,000 is the Non-current portion.

NOTE 9. STOCKHOLDERS’ EQUITY

The Company’s authorized capital stock consists of 200,000,000 shares of common stock and 1,000,000 shares of preferred stock, par value $0.001 per share.

As of September 30, 2024, and December 31, 2023, there were 119,659,784 and 127,129,694 shares of common stock issued and outstanding, respectively.

As of September 30, 2024, and December 31, 2023, there were 20,000 and 0 shares of preferred stock of the Company issued and outstanding, respectively.

For the Nine months ended September 30, 2023:

On March 17, 2023, the Company issued to RB Capital Partners Inc. a two-year convertible promissory note in the principal amount of $200,000 (the “March 2023 Note”). The March 2023 Note bears interest at 7% per annum. The Company has the right to prepay the March 2023 Note at any time. All principal on the March 2023 Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share.

On May 4, 2023, the Company issued to Nicolas Link 2,750,000 shares of our common stock with a grant date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

On May 4, 2023, the Company issued to John-Paul Backwell 2,250,000 shares of our common stock with a grant date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

On May 4, 2023, the Company issued to Carsten Kjems Falk 2,250,000 shares of our common stock with a grant date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

On May 4, 2023, the Company issued to Krishnan Krishnamoorthy 2,250,000 shares of our common stock with a grant date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

On May 4, 2023, the Company issued to Louise Bennett 500,000 shares of our common stock with a grant date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to her employee contract.

On May 8, 2023, the Company issued to Exchange Listing LLC 1,543,256 shares of our common stock for $1,543 for consultancy services for the planned uplist to NYSE with a grant date and fair value of the award, at $0.41 pursuant to a share purchase agreement signed on April 19, 2023.

On June 1, 2023, the Company issued to Jefferson Street Capital LLC 150,000 shares of our common stock with a grant date and fair value of the award as of May 23, 2023, at $0.60 pursuant to a share purchase agreement signed on May 23, 2023.

On July 17, 2023, the Company issued to Sky Holdings Ltd. 300,000 shares of our common stock with a grant-date and fair value of the award as of June 16, 2023, at $0.42 pursuant to a share purchase agreement signed on June 16, 2023.

On August 25, 2023, the Company issued to Artelliq Software Trading 6,410,971 shares of our common stock for $2,000,000 pursuant to a share purchase and buy back agreement signed on August 21, 2023. The $2,000,000 was paid to Quality International as tranche payment 2.2 of the amended purchase agreement.

On September 15, 2023, the Company issued to Nicolas Link 2,000,000 shares of our common stock pursuant to his employee contract with a grant-date and fair market value of $0.27.

On September 15, 2023, the Company issued to John-Paul Backwell 2,000,000 shares of our common stock, pursuant to his employee contract, with a grant-date and fair market value of $0.27.

On September 15, 2023, the Company issued to Carsten Kjems Falk 1,250,000 shares of our common stock, pursuant to his employee contract, with a grant-date and fair market value of $0.27.

On September 15, 2023, the Company issued to Louise Bennett 350,000 shares of our common stock, pursuant to her employee contract, with a grant-date and fair market value of $0.27.

For the Nine months ended September 30, 2024:

On January 11, 2024, the Company issued 281,426 shares of our common stock to Jefferson Street Capital LLC for the conversion of $15,000 of principal and $1,500 of conversion fees, pursuant to a convertible note signed on May 23, 2023.

On January 19, 2024, the Company issued 307,692 shares of our common stock to Jefferson Street Capital LLC for the conversion of $15,000 of principal and $1,500 of conversion fees, pursuant to a convertible note signed on May 23, 2023.

On February 15, 2024, the Company issued 307,692 shares of our common stock for the conversion of $15,000 of principal and $1,500 of conversion fees to Jefferson Street Capital LLC, pursuant to a convertible note signed on May 23, 2023.

On April 26, 2024, we entered into an asset purchase agreement with Mr. Refer, the previous owner of the legacy business. Mr. Refer bought the intangible legacy assets of Wikisoft for a total consideration of 480,000 common stocks to Quality Industrial Corp. (“QIND”) with a fair market value of $0.10 per common stock or $48,000. The shares were returned to the treasury. The legacy assets had no book value; therefore, we have recognized a gain of $48,000 related to this asset purchase.

On May 7, 2024, the Company issued 416,141 shares of our common stock to Jefferson Street Capital LLC for the conversion of $15,000 of principal and $1,500 of conversion fees, pursuant to a convertible note signed on May 23, 2023.

On April 30, 2024, the Company issued 150,000 fully vested shares of our common stock to Paul Keely for services with a fair market value of $13,125 based on the market price of our stock on the date of grant

On May 14, 2024, the Company issued 500,000 fully vested shares of our common stock to John-Paul Backwell, our CEO, pursuant to his employment contract with a fair market value of $36,500 based on the market price of our stock on the date of grant.

On June 3, 2024, the Company issued 500,000 commitment shares of our common stock to Jefferson Street Capital, pursuant to a convertible note signed on May 21, 2024, with a relative fair value of $24,179

On June 5, 2024, the Company issued 884,365 shares of our common stock to Jefferson Street Capital LLC for the conversion of $25,000 of principal and $1,500 of conversion fees, pursuant to a convertible note signed on May 20, 2024.

On July 9, 2024, the Company issued 884,365 shares of our common stock to Jefferson Street Capital LLC for the conversion of $25,000 of principal and $1,500 of conversion fees, pursuant to a convertible note signed on May 20, 2024.

On August 9, 2024, the Company issued 884,365 shares of our common stock to Jefferson Street Capital LLC for the conversion of $25,000 of principal and $1,500 of conversion fees, pursuant to a convertible note signed on May 20, 2024.

On September 9, 2024, the Company issued 1,000,000 fully vested shares of our common stock to Sanjeeb Safir, pursuant to his employment contract signed on September 2, 2024, with a fair market value of $65,000 based on the market price of our stock on the date of grant.

On September 13, 2024, the Company issued 500,000 fully vested shares of our common stock to Safeguard Investments LLC, pursuant to a Consultancy contract signed on August 31, 2024, with a fair market value of $32,500 based on the market price of our stock on the date of grant.

On September 21, 2024, the Company cancelled 20,000,000 shares of common stock issued to Ilustrato Pictures International Inc. The shares were reissued to Ilustrato Pictures International Inc.as 20,000 series B preferred stock converting at 1:1000.

On September 21, 2024, the Company issued 2,500,000 shares of our common stock with a fair market value of $0.075 per share and a total value of $187,000 to JJ Astor Co., pursuant to a convertible note signed on September 21, 2024.

On September 24, 2024, the Company issued 884,365 shares of our common stock to Jefferson Street Capital LLC for the conversion of $25,000 of principal and $1,500 of conversion fees, pursuant to a convertible note signed on May 20, 2024.

NOTE 10. BUSINESS COMBINATION DISCLOSURE

In Accordance with ASC 805-10-50, ASC 805-30-50, and ASC 805-10-25-6

On March 27, 2024, QIND entered into a definitive Stock Purchase Agreement with the shareholders of AL SHOLA AL MODEA GAS DISTRIBUTION L.L.C to acquire 51% of the shares, a United Arab Emirates headquartered company (“ASG” or “AL SHOLA GAS”). AL SHOLA GAS is a revenue-generating company in the business of gas system installation and gas supply for commercial and domestic consumers.

QIND acquired majority ownership of AL SHOLA GAS, effective as of March 27, 2024, resulting in AL SHOLA GAS becoming a subsidiary in a transaction accounted for as a business combination. The Company and its auditors considered all pertinent facts pursuant to ASC 805-10-25-6 that the Share Purchase Agreement signing date is the acquisition date of the company, with the value of $10,000,000 and the payment plan outlined in the agreement. Pursuant to the terms of the Share Purchase Agreement, QIND will occupy two non-paid board seats including Chairman of the Board of Al Shola Gas and there shall be one other non-paid board seat for existing Al Shola Gas shareholders. QIND obtained immediate control with the execution of the Agreement. Existing shareholders and management will retain full operational control unless the new Board of Directors determines otherwise due to a breach of the Agreement, ongoing poor performance, or if structural changes are recommended in line with the laws governed by the Agreement which will be decided and approved by the new Board of Directors of the Company.

The audited pro forma financial statements of AL SHOLA GAS for the periods ended December 31, 2023, have been filed through 8-K on June 7, 2024. The acquired business contributed revenues of $10,839,209 and earnings of $(2,370,229) in total consisting of $(4,161,797) to parent company QIND and $1,791,568 to the shareholders of AL SHOLA GAS, respectively, for the year ended December 31, 2023.

In accordance with ASC 805-30-50-1 (b) and ASC 805-20-50-1(c), the following table summarizes the consideration transferred to acquire AL SHOLA GAS and the amounts of identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the noncontrolling interest in AL SHOLA GAS at the acquisition date:

The Payment Schedule signed on March 27, 2024, outlines a series of payment requirements as follows:

●	Tranche 1: $9 million in National Exchange listed stock or cash to be paid to Seller. Payment in eight quarterly tranches over a period of 24 months, beginning from the first quarter following uplist to a National Exchange. Stock value is to be protected by a make whole agreement/s and each tranche is subject to a mutually agreed 12-month leak-out agreement.

●	Tranche 2: Within 12 months of closing and at the soonest possible time, $1 million cash payment to the Seller.

Consideration paid	September 30, 2024	March 31, 2024
Total	0	0

As of September 30, 2024, $10,000,000 payable to the shareholders of AL SHOLA GAS was outstanding.

Fair value of Consideration

Cash or National Exchange listed stock	$9,000,000
Cash	$1,000,000
Total	$10,000,000

Goodwill calculation of acquisition

Date of Acquisition	USD
Cash and cash equivalents	$111,767
Trade receivables & Other receivables	2,699,826
Inventories	1,315,937
Deposits, prepayments and advances	551,588
Property, plant, and equipment	102,682
Right of use assets	222,130
Trade and other payables	(885,036)
Lease liabilities	(229,359)
Bank borrowings	(907,637)
Total identifiable net assets	$2,981,918
Non-Controlling Share (49%)	1,461,140
Parent Share (51%)	1,520,778
Goodwill	$8,479,222

During the quarter ended March 31, 2024, we consolidated this acquired business since January 1, 2024, rather than since the acquisition date of March 27, 2024. The impact on our March 31, 2024, results would have resulted in revenue of $3,086,519 cost of revenues of $1,942,279, net income available of $488,083, and earnings per share of $0.00.

NOTE 11. SUBSEQUENT EVENTS

In accordance with ASC 855-10-50, the company lists events that are deemed to have a determinable significant effect on the balance sheet at the time of occurrence or on future operations, and without disclosure of it, the financial statements would be misleading.

On October 16, 2024, the Company entered into a Share Purchase Agreement with Safeguard Investments LLC, pursuant to which the Investor acquired 1,000,000 shares of the Company’s Common Stock for a purchase price of $30,000.

On October 22, 2024, the Company issued 1,092,118 shares of our common stock to Jefferson Street Capital LLC for the conversion of $10,000 of principal and $1,500 of conversion fees, pursuant to a convertible note signed on May 20, 2024.

On May 23, 2024, Quality Industrial Corp. entered into a binding term sheet with Actelis Networks, Inc, a Delaware corporation traded on the NASDAQ under the symbol ASNS, pursuant to which Actelis would acquire between 61% to 75% of the issued and outstanding shares of the Company’s share capital. We originally intended to close the transaction, pending regulatory requirements and due diligence, within 60 days. On August 30, 2024, we agreed to further extend the non-solicitation and no-shop periods provided in the Term Sheet until October 1, 2024, unless mutually terminated earlier by the parties. On October 10, 2024, ASNS provided the Company with written notice of ASNS’ intent to terminate the Term Sheet in accordance with the termination provisions thereof, which require 30-day written notice of termination Such 30-day period ended, and the Term Sheet was definitively canceled, on November 11, 2024.

On November 18, 2024, Quality Industrial Corp., a Nevada corporation (the “Company”), Fusion Fuel Green PLC, an Irish public limited company (the “Fusion Fuel”), Ilustrato Pictures International Inc., a Nevada corporation , a stockholder of the Company (“Ilustrato”), and certain other stockholders of the Company (together with Ilustrato, the “Sellers” and the Sellers together with the Company and Fusion Fuel, the “Parties”), entered into a Stock Purchase Agreement, dated as of November 18, 2024 (the “Purchase Agreement”). Under the Purchase Agreement, the Sellers will transfer an aggregate of 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of the Company, constituting approximately 69.36% of the capital stock of the Company, to Fusion Fuel (the “Transferred Shares”). Fusion Fuel will issue 3,818,969 Class A ordinary shares and 4,171,327 preferred shares to the Sellers, subject to adjustment, with provisions for the preferred shares to convert into 41,713,270 ordinary shares subject to shareholder approval and Nasdaq listing clearance. The Purchase Agreement also provides for a post-closing merger of the Company into a newly formed subsidiary of Fusion Fuel, resulting in the Company becoming a wholly-owned subsidiary of Fusion Fuel. The transaction is subject to customary closing conditions, including regulatory approvals. The Parties have also agreed to several post-closing covenants, including actions related to shareholder meetings and financing arrangements. The agreement contains customary representations, warranties, and indemnification provisions, and certain unwinding and termination rights.